SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2004

                         Commission File Number: 1-14862

                                  Braskem S.A.
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                    (Exact Name as Specified in its Charter)

                                       N/A
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                 (Translation of registrant's name into English)

                 Rua Eteno, 1561, Polo Petroquimico de Camacari
                     Camacari, Bahia - CEP 42810-000 Brazil
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F. Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.  Yes  |_|   No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   BRASKEM S.A.

Date:  June 7, 2004

                                   By: /s/ Mauricio Roberto de Carvalho Ferro
                                      ------------------------------------------
                                      Name:  Mauricio Roberto de Carvalho Ferro
                                      Title: Vice-President and General Counsel

                                  EXHIBIT INDEX


Exhibits  Description of Exhibits
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22.1      Relevant Fact regarding the issue of debentures

22.2      Press Release regarding the issue of debentures

99.1 Notice of Convocation (Extraordinary Shareholders' Meeting to be held on June 15 2004)

99.2 Minutes of the Meeting of the Board of Directors of Braskem S.A. held on May 27, 2004